RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the six months ended June 30, 2003 and 2002, the Management's Discussion and Analysis and the audited Consolidated Financial Statements for the year ended December 31, 2002, including the notes thereto contained in the fiscal 2002 annual report of the Company.  In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods.  The results of operations for the periods shown are not necessarily indicative of what the Company's results will be for the full year.  Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements.  Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements.  All dollar references in this report are in Canadian dollars unless otherwise stated.

The Management's Discussion and Analysis includes a number of measures that are not prescribed by generally accepted accounting principles and as such may not be comparable to similar measures presented by other companies.  The Company's definition of gross margins, segment operating profits, EBITA, coverage ratio, and inventory turns are provided in the sections where used.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold.  The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, segment operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) and gross margins (revenue minus cost of sales) as a percentage of revenues for Russel Metals' operating segments.  The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the Company's 2002 Consolidated Financial Statements.

	Quarters Ended			Six Months Ended
	June 30,			June 30,

			2003			2003
			Change			Change
(in thousands of dollars,			as a %			as a %
except percentages)	2003	2002	of 2002	2003	2002	of 2002

Segment Revenues
Service center distribution	$192,345	$194,098	(0.9%)	$386,558	$372,610	3.7%
Energy sector distribution	71,152	67,516	5.4%	154,941	141,543	9.5%
Steel import/export	72,598	85,046	(14.6%)	160,267	157,122	2.0%
Other	3,661	4,863	(24.7%)	5,011	6,111	(18.0%)

	$339,756	$351,523	(3.3%)	$706,777	$677,386	4.3%

Segment Operating Profits
Service center distribution	$ 7,448	$ 9,450	(21.2%)	$ 13,520	$ 15,418	(12.3%)
Energy sector distribution	1,486	2,836	(47.6%)	5,653	6,814	(17.0%)
Steel import/export	2,483	6,443	(61.5%)	6,133	10,344	(40.7%)
Other	1,360	2,490	(45.4%)	390	1,720	(77.3%)
Corporate expenses	(2,176)	(2,199)	1.0%	(4,486)	(4,252)	(5.5%)

Earnings from operations	10,601	19,020	(44.3%)	21,210	30,044	(29.4%)
Foreign exchange gain	-	748		348	739
Interest expense	(4,871)	(4,939)	1.4%	(9,975)	(10,070)	0.9%

Earnings before income taxes	$ 5,730	$ 14,829	(61.4%)	$ 11,583	$ 20,713	(44.1%)

Segment Gross Margins
as a % of Revenues
Service center distribution	26.0%	26.7%		26.0%	26.6%
Energy sector distribution	9.0%	13.0%		10.5%	13.8%
Steel import/export	9.2%	15.0%		9.6%	13.4%
Total	19.3%	21.9%		19.1%	21.2%

Segment Operating Profits
as a % of Revenues
Service center distribution	3.9%	4.9%		3.5%	4.1%
Energy sector distribution	2.1%	4.2%		3.6%	4.8%
Steel import/export	3.4%	7.6%		3.8%	6.6%

Earnings from operations	3.1%	5.4%		3.0%	4.4%

Service Center Distribution

a)     Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 42 Canadian and 4 U.S. locations.  The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States.  Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

In September 2002, the Company purchased the operating assets of a service center located in Milwaukee, Wisconsin formerly known as Williams Steel.  This operation has been combined with the Russel Metals Bahcall operations.  Williams Steel had sales of approximately $49 million for the year prior to the acquisition date.

b)     Factors affecting results

External --

·	steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.

·	demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

·	product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.

·	trade sanctions initiated either by steel mills or the public sector in North America, and less directly worldwide.

·

Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions and the manufacturing sector in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal --

·	the Company has a strong strategic network of branches across Canada, encompassing all provinces, thus declines in demand in one region may be countered by higher demands in other regions.

·	many employees, including management, receive bonuses based on bottom line results; thus a portion of their compensation is variable and employees are motivated to maximize profitability.

·	a large portion of the service center costs are fixed and are not reduced as volume declines, which can negatively impact results when demand weakens.

·

the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses.  The above average turns mean the Company is able to reduce the impact of price changes and stabilize its earnings stream, which results in stronger earnings in a downturn and compared to our competitors slightly lower earnings increases when prices increase.

·	knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing and buying decisions.

c)	Service center segment results -- Three Months Ended
June 30, 2003 compared to Three Months Ended
June 30, 2002

Revenues in the second quarter of 2003 decreased 0.9% due to lower volumes east of Alberta compared to the second quarter of 2002 partially offset by higher selling prices.  Higher volumes coupled with modest selling price increases were experienced in both Alberta and British Columbia. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region.   Selling prices for the second quarter of 2003 were at the level experienced during the second half of 2002 which were significantly higher than the second quarter of 2002 due to mill price increases that were passed on to customers.  Gross margins decreased from 26.7% in the second quarter of 2002 to 26.0% in the second quarter of 2003.

Service center operating profits in the second quarter of 2003 decreased by 21.2% compared to the second quarter of 2002.  This decrease is a result of lower gross margins, lower volumes and higher expenses compared to the second quarter of 2002.  Operating expenses in the second quarter of 2003 were $42.6 million, or 0.4% higher than the second quarter of 2002.  Operating costs at Canadian operations are down; however, operating costs at Williams Bahcall, with the addition of Williams during September 2002, are approximately $1.2 million higher for the second quarter of 2003 compared to the second quarter of 2002.

Operating profits as a percentage of revenues in the second quarter of 2003 were 3.9% compared to 4.9% in the second quarter of 2002.

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d)	Service center segment results -- Six Months Ended
June 30, 2003 compared to Six Months Ended
June 30, 2002

Revenues for the six months ended June 30, 2003 increased 3.7% due to higher selling prices in all regions compared to the six months ended June 30, 2002 partially offset by lower volumes east of Alberta.  Volume declines were most significant in Atlantic Canada, Quebec and the flat rolled operation.  Williams Bahcall volumes were higher due to the Williams acquisition, but the operation continued to experience weakness due to general weak customer demand in the Wisconsin region.  Selling prices for the six months ended June 30, 2003 were at the level experienced during the second half of 2002 which were significantly higher than the six months ended June 30, 2002 due to mill price increases.  Gross margins decreased from 26.6% for the six months ended June 30, 2002 to 26.0% for the six months ended June 30, 2003 due to higher inventory costs.

Service center operating profits in the six months ended June 30, 2003 decreased by 12.3% compared to the six months ended June 30, 2002.  This decrease is a result of the volume declines compared to the six months ended June 30, 2002.  Operating expenses for the six months ended June 30, 2003 of $87.0 million, were 4.0% lower than the six months ended June 30, 2002.  Operating costs at Williams Bahcall, with the addition of Williams during September 2002, are approximately $3.1 million higher for the six months ended June 30, 2003 compared to the six months ended June 30, 2002.  Employee termination costs and costs of relocating equipment have been charged to the restructuring accrual recorded in the fourth quarter of 2002.

Operating profits as a percentage of revenues in the six months ended June 30, 2003 were 3.5% compared to 4.1% in the six months ended June 30, 2002.

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Energy Sector Distribution

a)     Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories. The energy sector operates under the names Comco Pipe and Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b)     Factors affecting results

External --

·	affected by economic cycles.

·	significantly affected by oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada.

·	Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.

·	pricing is influenced by overall demand and by product availability.

·	trade sanctions initiated either by steel mills or the public sector in North America.

Internal --

·	low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.

·	employees' compensation is highly variable as it is based on profits, allowing the Company to be profitable throughout the cycle.

c)	Energy sector distribution results -- Three Months Ended
June 30, 2003 compared to Three Months Ended
June 30, 2002

Energy sector revenues increased 5.4% in the second quarter of 2003 compared to the second quarter of 2002.  Higher oil and gas prices for the second quarter of 2003 compared to the second quarter of 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada.  Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector, had decreased revenue of 10.9% in the second quarter of 2003 compared to the second quarter of 2002.  Comco had increased revenues from large projects during 2002.

Energy sector operating profits decreased by 47.6% in the second quarter of 2003, compared to the second quarter of 2002.  The decrease is related to lower volumes and profitability in our Canadian line pipe operations and weakness in the U.S. operations.

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d)	Energy sector distribution results -- Six Months Ended
June 30, 2003 compared to Six Months Ended
June 30, 2002

Energy sector revenues increased 9.5% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.  Higher oil and gas prices for the six months ended June 30, 2003 compared to the six months ended June 30, 2002 have resulted in some volume increases for the oil country tubular operations in Western Canada.  The activity in this area was not as strong as we would anticipate based on the oil and gas prices.

Energy sector operating profits decreased by 17.0% in the six months ended June 30, 2003, compared to the six months ended June 30, 2002.  The decrease is mainly related to weakness in the U.S. operations.

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Steel Import/Export

a)     Description of operations

Russel Metals' steel import/export business primarily imports foreign steel products into Canada and the United States.  It also exports steel from Canada and the United States.  The international presence provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by the import/export operations are structural beam, plate, coils, pipe and tubing.  The operations in this sector are Wirth Steel and Sunbelt Group.

b)     Factors affecting results

External --

·	trade sanctions initiated either by steel mills or the public sectors in North America.

·	mill capacity by product line in North America.

·	Canadian operations affected by movement in the U.S. dollar since purchases are mainly in U.S. dollars.

·	steel pricing is influenced by overall demand and by product availability both domestically and worldwide.

·	demand is affected by economic cycles.

·	supply side management practiced by steel producers in North America and international supply and demand, which impacts steel imports and significantly affects product availability.

Internal --

·	operating costs are variable with volume, since inventory is stored in public warehouses and employees are significantly compensated based on earnings.

·	inventory is sourced throughout the world, including North America, providing flexibility for sourcing supply.

c)	Steel import/export results -- Three Months Ended
June 30, 2003 compared to Three Months Ended
June 30, 2002

Steel import/export revenues decreased 14.6% in the second quarter of 2003 compared to the second quarter of 2002.  Selling prices in the second quarter of 2003 have decreased compared to the high selling prices experienced in 2002.  Weak demand, excess U.S. mill supply of certain products resulting in lower selling prices and the lower U.S. dollar against other currencies contributed to the reduced revenue and gross margin in the second quarter of 2003 compared to the second quarter of 2002.  Gross margins as a percent of revenue at 9.2% for the second quarter of 2003 returned to more normal levels than those reported for the second quarter of 2002.  The high margins experienced in the second quarter of 2002 related to U.S. trade action induced mill price increases on flat rolled steel, which resulted in higher selling prices and margins due to lower priced inventories on hand.

Steel import/export operating profits decreased by 61.5% in the second quarter of 2003 compared to the second quarter of 2002.  The return to more normal margins was the most significant contributor to this decrease.  The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 7.6% for the second quarter of 2002 to 3.4% for the second quarter of 2003.

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d)	Steel import/export results -- Six Months Ended
June 30, 2003 compared to Six Months Ended
June 30, 2002

Steel import/export revenues increased 2.0% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.  Volumes in the six months ended June 30, 2003 were higher than the six months ended June 30, 2002 due to low volumes in the first quarter of 2002 caused by uncertainty about dumping actions.  The gross margins as a percent of revenue at 9.6% for the six months ended June 30, 2003 returned to more normal levels than those reported for the six months ended June 30, 2002.  The high margins experienced in the six months ended June 30, 2002 related to mill price increases on flat rolled steel, which resulted in higher selling prices for inventories on hand.

As anticipated, the import/export operations have reduced their inventories by $43.5 million since December 31, 2002.

Steel import/export operating profits decreased by 40.7% in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.  The return to more normal margins was the most significant contributor to this decrease.  The gross margin decrease resulted in operating profit as a percentage of revenue decreasing from 6.6% for the six months ended June 30, 2002 to 3.8% for the six months ended June 30, 2003.

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Other --Three Months Ended June 30, 2003 compared to
Three Months Ended June 30, 2002

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay.  Revenue in the second quarter of 2003 was lower than the second quarter of 2002 due to decreased coal volumes.

Consolidated Results -- Three Months Ended June 30, 2003
compared to Three Months Ended June 30, 2002

Earnings from operations were $10.6 million in the second quarter of 2003, compared to $19.0 million for the second quarter of 2002.  Operating profit declines in all segments were experienced due to lower volumes and gross margin declines as a result of general economic weakness in North America.  Consolidated revenues for the entire Company decreased by 3.3%, to $339.8 million, in the second quarter of 2003 compared to the second quarter of 2002.

Consolidated interest expense in the second quarter of 2003 was virtually unchanged compared to the second quarter of 2002. This is due to higher short-term debt outstanding offset by lower exchange rates on U.S. denominated long-term debt in the second quarter of 2003 compared to the second quarter of 2002.  The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the second quarter of 2003 were $2.2 million compared to $5.7 million in the second quarter of 2002 due to lower earnings.

Net income for the second quarter of 2003 was $3.6 million compared to $9.1 million for the second quarter of 2002.

Basic earnings per share for the second quarter of 2003 was $0.08 compared to $0.22 in 2002.

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Consolidated Results -- Six Months Ended June 30, 2003
compared to Six Months Ended June 30, 2002

Earnings from operations were $21.2 million in the six months ended June 30, 2003, compared to $30.0 million for the six months ended June 30, 2002.  Operating profits declined in all segments mainly related to gross margin declines.  Consolidated revenues for the entire Company increased by 4.3%, to $706.8 million, in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

Consolidated interest expense in the six months ended June 30, 2003 was virtually unchanged compared to the six months ended June 30, 2002. This is due to higher short-term debt outstanding offset by lower exchange rates on U.S. denominated long-term debt in the six months ended June 30, 2003 compared to the six months ended June 30, 2002.  The majority of the interest expense relates to the fixed term 10% Senior Notes and, thus does not fluctuate with prime borrowing rates available through the bank credit facility.

Income taxes in the six months ended June 30, 2003 were $4.4 million compared to $8.1 million in the six months ended June 30, 2002 due to lower earnings.  The tax rate declined from 39.1% to 38.2% related primarily to a lower effective tax rate caused by previously enacted Canadian tax rate decreases.

Net income for the six months ended June 30, 2003 was $7.2 million compared to $12.6 million for the six months ended June 30, 2002.

Basic earnings per share for the six months ended June 30, 2003 was $0.16 and for six months ended June 30, 2002 was $0.30.

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Interest Expense

The following table shows the components of interest expense.

	Quarters Ended		Six Months Ended
	June 30,		June 30,
(in thousands of dollars)	2003	2002	2003	2002
Interest on long-term debt	$4,817	$5,102	$9,786	$10,296
Other interest (income)	54	(163)	189	(226)
Total interest	$4,871	$4,939	$9,975	$10,070

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures.  The Company currently has no floating rate long-term debt.  The decrease in the long-term debt interest relates to lower interest costs due to the lower foreign exchange on the U.S. denominated debt interest.

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Coverage Ratio

Russel Metals' interest coverage ratio for 2003 continued to be strong.  The Company's ability to meet interest payments for the next two years remains strong.  The coverage ratios set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring costs and foreign exchange gain (loss).

Coverage Ratio	Quarters Ended		Twelve Months
(in thousands of dollars,	June 30,		Ended June 30,
except ratios)	2003	2002	2003	2002

EBITDA, as adjusted	$14,186	$22,819	$76,306	$68,732
Interest expense	4,871	4,939	20,229	20,427
Coverage ratio	2.9x	4.6x	3.8x	3.4x

EBITDA and coverage ratios are provided to assist readers in determining the ability of Russel Metals to generate cash from operations to cover financial charges, income taxes and items not considered to be in the ordinary course of business.

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Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make estimates and judgements that affect the reported amounts.  On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, fixed asset lives, income taxes, restructuring costs, pensions and other post-retirement benefits, environmental, contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The Company's most significant assets consist of accounts receivable and inventory.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  The Company reviews its inventory for obsolescence and to ensure that the cost of inventory is not in excess of the estimated market value.  Inventory reserves or write downs are recorded if required.

The Company continues to use the intrinsic value-based method for stock-based compensation.  If the Company had adopted the fair value-based accounting method effective January 1, 2002 and expensed stock options issued in 2002 and 2003 the amount expensed would have been $91,000 for the second quarter of 2003 and $175,000 for the six months ended June 30, 2003, which both represent less than $0.01 per share.  The Company intends to change its policy to the fair value-based accounting method; however, since the change would not be material, the Company is waiting for the proposed new Canadian pronouncements to be finalized.

Capital Expenditures

Capital expenditures in the six months ended June 30, 2003 were $10.5 million compared to $5.4 million in the six months ended June 30, 2002. Russel Metals' normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems.  During the six months ended June 30, 2003, the Company expended $5.6 million on the relocation of B&T Steel mainly related to deposits on new machinery and equipment, construction of the building and the land.  The total expenditure is projected to be $29 million.

Depreciation expense was $6.6 million in the six months ended June 30, 2003 and $7.1 million in the six months ended June 30, 2002.

Liquidity

Russel Metals stresses working capital management to ensure working capital is minimized and leverage reduced in an economic downturn.  As anticipated, since year end the Company reduced the temporary year end inventory bulge significantly. It is anticipated that the economy will improve slightly in the second half of 2003 and working capital employed by Russel Metals will increase.  The amount of cash used during 2003 by Russel Metals' current operations will be dependent on the strength of the economic recovery.  See the description under the caption Subsequent Event, for details on cash used for the acquisition of Acier Leroux in July 2003.

Inventory and accounts receivable represent 75.8% of total assets at June 30, 2003, approximately the same as year end.  If the economic activity in the economy increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues.  Fixed assets utilized in the operations of the Company are very stable and, excluding the B&T Steel relocation, capital spending is expected to be lower than depreciation.

The balances disclosed in the consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

The Company's cash position, at June 30, 2003 was $17.9 million.  The Company had a net cash position, cash less bank indebtedness, of $3.9 million at December 31, 2002.

During the quarter ended June 30, 2003, cash generated from operating profits was $6.5million and from changes in working capital was $18.0 million.  For the six months ended June 30, 2003, cash generated from operating profits was $14.8 million and from changes in working capital was $11.9 million.

Inventory levels improved and the reduction generated cash of $48.8 million since December 31, 2002, mainly due to lower import/export and energy inventories.  Inventory turns for the second quarter of 2003 remained consistent with the first quarter of 2003 as inventory levels were reduced with revenue reductions.

Inventory Turns

	Quarters Ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2003	2003	2002	2002	2002

Service center distribution	4.5	4.4	4.2	4.2	4.8
Energy sector distribution	3.9	4.2	3.4	3.9	3.3
Steel import/export	4.0	4.2	2.7	4.6	5.5

Total	4.2	4.3	3.5	4.2	4.5

Inventory turns are calculated using the cost of sales for the quarter annualized divided by the ending inventory position.

Service center inventory turns improved to 4.5.  This can be compared with the service center industry turns estimated to be 3.6 for the three months ended May 31, 2003 as derived from the monthly Metals Activity Report published for the United States by the Metals Service Center Institute.  It is management’s goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which decreased compared to December 31, 2002, utilizing cash of $11.9 million.  Payables decreased mainly due to lower trade payables in the import/export operations caused by lower inventory purchases.  At December 31, 2002, the Company had high trade payables related to inventory in this sector.  During the second quarter of 2003, accounts payable increased generating cash of $9.9 million.  Inventory reductions have stabilized and thus purchases have returned to normal levels.

During the second quarter of 2003, the Company utilized cash of $6.2 million on capital expenditures and $3.2 million on common and preferred share dividends.  During the six months ended June 30, 2003, the Company utilized cash of $10.5 million on capital expenditures and $6.5 million on common and preferred share dividends.

For several years, the Company's cash flow has been positively impacted by its ability to utilize income tax losses.  In 2003, the Company is required to make payments related to 2002 as well as installments for 2003.  The Company made income tax payments of $5.5 million in the first six months of 2003.  Payments for the remainder of the year are estimated to be $1.6 million; however, this amount may vary based on earnings.

The Company will be relocating its B&T Steel operation in Hamilton, Ontario during the fourth quarter of 2003.  The Company anticipates spending $29 million for land, building, machinery and equipment for the new location.  These commitments resulted in payments of $3.8 million in the second quarter of 2003 and $5.8 million for the six months ended June 30, 2003.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash.  The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities
($ millions)	Syndicate	U.S.	Total
Bank loans	$ -	$ 0.4	$ 0.4
On deposit	15.5	2.7	18.2
Net borrowings (cash)	(15.5)	(2.3)	(17.8)
Letters of credit	13.0	2.8	15.8
	$ (2.5)	$ 0.5	$ (2.5)
Facility availability	$228.4	$ 47.4	$275.8

The Company has two long-term debt instruments outstanding.  The $30 million 8% Subordinated Debentures mature in 2006.  The 10% Senior Notes mature in 2009.  The balance outstanding at June 30, 2003 is US $115.6 million, unchanged from December 31, 2002.  The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate.  At June 30, 2003, the long-term debt balance is $186.7 million.

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks.  The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005.  Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million.  At June 30, 2003, Russel Metals was entitled to borrow $228.4 million, including letters of credit under this facility.  At June 30, 2003, Russel Metals had no borrowings and had $13.0 million in letters of credit under this facility.  At June 30, 2002, Russel Metals had no borrowings and $21.4 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility.  The maximum borrowing under this facility is US $35.0 million.  At June 30, 2003, these subsidiaries had borrowings of US $0.3 million and letters of credit of US $2.1 million.  At June 30, 2002, these subsidiaries had no borrowings and letters of credit of US $8.6 million.

Based on Russel Metals' current financial position, anticipated expenditures relating to the acquisition of Acier Leroux, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

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Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009.  Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture.  During the second quarter of 2003, the Company paid a common share dividend of $0.07 per share resulting in a payment of $2.7 million in the quarter.  At June 30, 2003, the Company had $8.5 million available for restricted payments such as the common share dividend.  The acquisition of Acier Leroux in July 2003 described under the caption Subsequent Event resulted in the issuance of 3,546,874 common shares of Russel Metals, which adds $18.1 million to the amount available for restricted payments.

A quarterly dividend on common shares of $0.07 per share was declared in the third quarter.  The dividend is payable September 15, 2003 and the date of record is August 6, 2003.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss.  Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.  In addition to adjustments due to net income, the ability to make restricted payments is enhanced by the proceeds on the issuance of share capital.

As at July 24, 2003, the Company has 41,723,975 common shares and 1,200,000 class II preferred shares outstanding which reflects the common shares issued pursuant to the Acier Leroux transaction.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry -- steel.  The use of distributors by both manufacturers and end users of steel continues to grow.  This is evidenced by the growth in the percentage of total steel shipments from steel producers to distributors.  As the distribution segment's share of steel industry shipments continues to grow, steel distributors such as Russel Metals can grow their business over the course of a cycle.

Russel Metals strives to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle.  In addition, its aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress.  In order to achieve this, management emphasizes profitability rather than revenue growth.  This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates more stable returns on net assets over the course of the cycle.  Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted.  Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. The Company focuses on investment opportunities in businesses that have dominant market niches or provide mass to existing Russel Metals operations.  On July 3, 2003, the Company successfully completed the Acier Leroux acquisition.  The Company believes it required stronger market positions in Quebec and Ontario and believes the Acier Leroux acquisition provides the market presence desired in Quebec.

In the energy and import/export segments all of the companies in the Russel Metals group have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand alone operations or complements to existing operations.

In the future, the length of the steel-based economic cycle will continue to shorten and a management structure that allows the fastest reaction to the changes will be the most successful.  The Company will continue to invest in business systems to enable faster reaction times to changing business conditions.  In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Subsequent Event

On May 14, 2003, the Company made a take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Acier Leroux inc. for consideration of $6.30 per share, payable at the option of the holder in one of three ways.  Each holder of an Acier Leroux share had the option of receiving, for each Acier Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel Metals common share or (iii) 1.2353 Russel Metals common shares, subject to pro-ration if the number of common shares of Russel Metals otherwise issuable would exceed 3,612,672.  In addition, the bid was for all of the 8% unsecured convertible debentures and the 7.25% unsecured convertible debentures.

On July 3, 2003, the Company acquired 99.52% of the outstanding Class A shares, 97.53% of the outstanding Class B shares, 86.61% of the outstanding 8% unsecured convertible debentures and 87.2% of the outstanding 7.25% unsecured convertible debentures.  The Company issued 3,546,874 common shares of Russel Metals and paid $65.6 million in cash pursuant to the offers.  The Company has initiated the process to acquire 100% ownership of Acier Leroux under the provisions of the Companies Act (Quebec) and to cause Acier Leroux to redeem the remaining debentures.

Acier Leroux specializes in the processing and distribution of steel products including reinforcing steel, steel bars, angles, channels, beams, tubing, pipes, plates and hot rolled sheets from 22 service center locations mainly in Ontario, Quebec, New Brunswick and Nova Scotia.

The total consideration to be paid for 100% of the Class A shares, the Class B shares, the 8% unsecured convertible debentures and the 7.25% unsecured convertible debentures of Acier Leroux is approximately $87 million, including the value of the common shares of Russel Metals issued.

In addition, Russel Metals assumed the Acier Leroux bank debt of approximately $109 million.

Outlook

Currently, business conditions in Canada and the United States are at best, uncertain.  We look forward to improvement in the energy sector but both our service centre and import/export sectors are experiencing weak demand.  With the increased capacity of steel mill products available in the United States, pricing has tumbled dramatically and unless supply becomes balanced with demand, there is no apparent recovery in sight.

Furthermore, with the strengthening of the Canadian dollar, our Canadian customers could become less competitive in that portion of their business that ships finished products to the U.S.  This could put pressure on the Canadian economy and directly impacts us.

The task of integrating the Russel Metals and Acier Leroux operations is currently underway and it is anticipated that the rationalization will be substantially completed by early 2004.